UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:3235-0058
WASHINGTON, D.C. 20549 FORM 12b-25	Expires: March 31, 2006
NOTIFICATION OF LATE FILING	Estimated average burden hours per response2.50
SEC FILE NUMBER 000-49842
CUSIP NUMBER 157210105

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CEVA, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2033 Gateway Place, Suite 150
Address of Principal Executive Office (Street and Number)

San Jose, California 95110
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 17, 2005, the Registrant filed a Form 12b-25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC that the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 could not be filed within the prescribed time period.

During the quarter ended December 31, 2004, the Registrant entered into a license upgrade agreement with one of its existing customers who is developing wireless and multimedia software solutions around the licensed CEVA DSP core. The Registrant recognized as revenue under this agreement $846,000, a portion of such license, for the quarter ended December 31, 2004. Separately, in January 2005, the Registrant entered into an engineering services agreement with the same party to develop a suite of audio software to support the Registrant’s multimedia solutions licensing business.

Under SOP 97-2, revenues are recognized by the Registrant when: (1) collectability is probable; (2) delivery has occurred; (3) the license fee is fixed or determinable; and (4) persuasive evidence of an arrangement exists. The Registrant assesses whether collectability is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit worthiness. If the Registrant determines that the collection of the fee is not probable, the Registrant defers the fee and recognizes revenue at the time collection becomes probable, which is generally upon the receipt of cash.  Where a third party who is a licensee of their intellectual property also provides them with subcontract design services under a separate agreement, the Registrant evaluates each of the agreements to determine that they are clearly separable and that they reflect the fair value of each element of the agreements in order to determine the appropriate revenue recognition. As of December 31, 2004, the Registrant had received $775,000 of the license fee due under the license upgrade agreement.

In preparing the Registrant’s financial statements for the three months and year ended December 31, 2004, management reviewed the license upgrade agreement and services agreement and determined that the agreements were separable and that each reflected the fair value of each element of these agreements. Management also contemporaneously reviewed the facts and circumstances of these agreements with the Registrant’s independent auditors. Subsequently, in January, the Registrant’s Audit Committee reviewed with management and with the Registrant’s independent auditors the revenue recognition treatment of the license upgrade agreement for the quarter ended December 31, 2004. Based on this review, the Registrant recognized $846,000 of revenue related to this agreement, which was reflected in the Registrant’s operating results for its fourth fiscal quarter and fiscal year ended December 31, 2004 set forth in the press release previously furnished by the Registrant on a Form 8-K dated February 2, 2005.

In connection with the Registrant’s independent auditors final review of the audited financial statements of the Registrant to be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, the Registrant’s independent auditors informed the Registrant on March 9, 2005 that they are now further reviewing the revenue recognition treatment of this license upgrade agreement and, it is currently discussing with its independent auditors whether a portion or all of the revenue recognized in its 2004 fourth fiscal quarter related to this license upgrade agreement should be deferred to future periods. If all of the revenues are deferred to future periods, the Registrant would expect to report revenues for its fiscal year and fourth fiscal quarter ended December 31, 2004 of $37.7 million and $9.2 million, respectively, instead of the $38.5 million and $10.0 million previously set forth in its press release furnished on the Registrant’s Form 8-K dated February 2, 2005. In this instance, the Registrant also would expect to report a decrease in net income of $466,000 from the amounts previously disclosed from $2.1 million to $1.7 million for the full 2004 fiscal year and from $0.7 million to $0.2 million for the 2004 fourth fiscal quarter. This would result in a decrease in the Registrant’s net income per share from $0.11 to $0.09 for the full 2004 fiscal year and from $0.03 to $0.01 for 2004 fourth fiscal quarter.

As a result of the above-described discussions between the Registrant and its independent auditors, the Registrant cannot complete the financial statements required to be included in its Form 10-K for the fiscal year ended December 31, 2004 without unreasonable effort or expense prior to the filing deadline for the Form 10-K. The Form 10-K will be filed as soon as reasonably practicable within the time period prescribed under Part II(b) hereof.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

	Christine Russell	(408)	514-2900
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

N/A

CEVA, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2005	By	/s/ Christine Russell
Christine Russell
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).